Mail Stop 4561

November 25, 2009

Abdul Ladha, President and Chief Executive Officer
Ableauctions.com, Inc.
Suite 454 – 411 Hastings Street
Burnaby, BC V5C 6T7 Canada

> **Re: Ableauctions.com, Inc.**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 20, 2009**
> **File No. 001-15931**

Dear Mr. Ladha:

We have completed our review of your revised filing and have no further comments at this time on the specific issues raised.

Sincerely,

Katherine Wray
Staff Attorney

cc: <u>Via Facsimile (310) 208-1154</u>
Edgar D. Park
Richardson & Patel LLP